Exhibit 99.1

TABLE OF CONTENTS

3	Financial summary
4	The business environment in the second quarter of 2012
9	Financial overview
10	Significant facts and developments
13	Supplemental information on non-IFRS measures
15	Financial results for the 3-month and 6-month periods ended June 30, 2012 and 2011
20	Business highlights
21	Business segment review
27	Other items analysis
28	Liquidity and capital resources
30	Consolidated financial position as at June 30, 2012 and December 31, 2011
30	Near-term outlook
39	Unaudited condensed interim consolidated financial statements

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL

INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s unaudited condensed interim financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2012 and 2011. Information contained herein includes any significant developments as at August 8, 2012, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.
•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.
•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.
•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income, net earnings (loss) and cash flow from operation include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, accelerated depreciation and amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

2    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

TO OUR SHAREHOLDERS

CASCADES REPORTS SECOND QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $944 million (compared to $891 million in Q1 2012 (+6%) and $991 million in Q2 2011 (-5%))

•	Excluding specific items
•	EBITDA of $84 million (compared to $72 million in Q1 2012 (+17%) and $62 million in Q2 2011 (+35%))
•	Net earnings per share of $0.08 (compared to net earnings of $0.04 in Q1 2012 and a net loss of $0.09 in Q2 2011)

•	Including specific items
•	EBITDA of $77 million (compared to $75 million in Q1 2012 (+3%) and $68 million in Q2-2011 (+13%))
•	Net earnings per share of $0.08 (compared to $0.06 in Q1 2012 and $1.27 in Q2 2011)

•	Net debt of $1,585 million (compared to $1,524 million as at March 31, 2012), including $134 million of non-recourse debt

STRATEGIC INITIATIVES

•

Consolidation of our corrugated products sector in Ontario with the integration of the operations of Bird Packaging Limited and concurrent investments totaling $30 million in Vaughan, Etobicoke, St. Marys and Belleville

•	Agreement allowing for the continuation of operations at the Trenton containerboard mill

•	Important equipment upgrades to be undertaken this summer at Cascades’ mill in La Rochette and at Reno de Medici’s mill in Villa Santa Lucia in Europe.

•	Greenpac project machine installation proceeding as planned with expected start-up in July 2013

FINANCIAL SUMMARY

Selected consolidated information (in millions of Canadian dollars, except amounts per share) (unaudited)	Q2 2012	Q2 2011	Q1 2012
Sales	944	991	891

Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	84	62	72
Operating income	37	15	26
Net earnings (loss)	7	(9)	4
per common share	$0.08	$(0.09)	$0.04
Cash flow from continuing operations (adjusted)	40	17	48

As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	77	68	75
Operating income	29	21	29
Net earnings	7	122	6
per common share	$0.08	$1.27	$0.06
Cash flow from continuing operations (adjusted)	37	16	48

Note	1 - see the supplemental information on non-IFRS measures.

As a result of higher volumes, lower energy costs and a weaker Canadian dollar, our profitability improved again sequentially during the second quarter of 2012. Most importantly, these results highlight that our strategy focused on two core sectors, Tissue Papers and Packaging, is working to our advantage in a soft economic environment. Our Tissue Papers Group posted good results and our Specialty Products Group performed according to expectations. These two sectors accounted for most of the gain. As well, we are working to resolve operational issues in our Containerboard manufacturing operations to bring them back to expected productivity levels. This will be particularly important as the state of the containerboard market is finally allowing for more favorable conditions for producers. In Europe, the economic situation had a negative impact on the demand for our products in the first semester but order flows and backlogs suggest a return to more acceptable levels.

ALAIN LEMAIRE

President and Chief Executive Officer

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    3

THE BUSINESS ENVIRONMENT

IN THE SECOND QUARTER OF 2012

EXCHANGE RATES AND ENERGY COSTS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.

In the second quarter of 2012, the Canadian currency weaken slightly against the US dollar averaging 4% less than during the same quarter of last year and 1% compared the first quarter of 2012. Against the Euro, our currency gained 8% compared to Q2 2011 and 1% compared to Q1 2012.

As for energy costs, natural gas spot prices continued to slide for a fourth consecutive quarter decreasing by 19% during the second quarter of the current year and averaging 49% less than during the second quarter of 2011. The price of crude oil remained stable during the second quarter compared to the previous quarter. It was 4% lower in Q2 2012 than during the same period last year.

	2010					2011		2012	Change Q2 2012 Q2 2011	Change Q2 2012 Q1 2012
Averages	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2
Foreign exchange rates
US$/CAN$	0.971	1.014	1.033	1.021	0.977	1.011	0.999	0.990	-4%	-1%
EURO/CAN$	0.733	0.742	0.718	0.723	0.725	0.727	0.762	0.772	8%	1%
Energy prices
Natural gas Henry Hub (US$/mmBtu)	4.39	4.10	4.31	4.19	3.55	4.04	2.74	2.22	-49%	-19%
Crude oil WTI (US$/barrel)	77.32	90.41	103.88	91.89	89.87	94.01	100.51	100.11	-4%	-%

Source: Bloomberg

4    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

DEMAND

U.S. CONTAINERBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE

The U.S. containerboard industry’s production remained relatively unchanged compared to the same period last year. Compared to the previous quarter, production decreased by 1% due to production downtimes. The industry’s capacity utilization rate averaged 94% in Q2 2012.

U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS

After a build-up in inventories in Q1 to provide for expected downtimes during Q2, inventories of containerboard have decreased during the second quarter and stood at 3.7 weeks of supply at the end of June.

Source: Fiber Box Association

U.S. FOLDING COATED RECYCLED BOXBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE1

Demand pick-up did not continue during Q2 2012 and U.S. folding coated recycled boxboard industry production decreased by 3% compared to the second quarter of 2011 and 2% compared to the previous quarter. Demand remains sluggish, particularly for food-services grades, and the industry’s capacity utilization rate was down to 94% in Q2 2012.

1 Capacity estimated by Cascades.

SOURCE: RISI

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    5

EUROPEAN INDUSTRY’S ORDER INFLOW OF COATED RECYCLED BOXBOARD (WLC) FROM EUROPE (5-WEEK WEEKLY MOVING AVERAGE, IN METRIC TONNES)

In Europe, demand for both coated virgin and recycled boxboard grades remains uneven and average at best. After a sharp decline in order following the first quarter of 2012, orders picked up in May and June. Price increases announced this spring have not yet materialized.

Source: CEPI Cartonboard

U.S. TISSUE PAPER INDUSTRY PRODUCTION (PARENT ROLLS) AND CAPACITY UTILIZATION RATE

Manufacturing production in the U.S. tissue paper industry is strong so far in 2012 with mills running at high operating rate and a tight parent roll market. The capacity utilization rate exceeded 98% in June to average 97% during the second quarter. Compared to the previous quarter, manufacturing production and converting product shipments are up 5%. Year over year, the increase is also 2% for the same period.

Source: RISI

U.S. RECYCLED FIBRE EXPORTS TO CHINA (ALL GRADES)

Chinese recycled paper demand has decreased significantly in the months of April and May 2012. For the month of May 2012, OCC exports were 14% less than last year and exports of news grades decreased by 51%. This resulted in exports for the first five months of the year being 2% lower than at the same period last year.

Source: RISI

6    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SELLING PRICES

AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, Cascades’ North American price index in US$ decreased by 3% during the second quarter of 2012 compared to the previous quarter. Prices were down for all our sectors mostly due to less favorable product mix. Likewise, year over year, the price index is 1% lower.

In Europe, prices have decreased by approximately 2% in Canadian dollar terms compared to the previous quarter due notably to the 1% gain by the Canadian dollar against the Euro.

Our North American raw material index for the second quarter of 2012 remained relatively stable when compared to the previous quarter. Average costs for both recycled office papers and old corrugated containers (“OCC”) remained the same. Compared to the previous period last year however, these costs were lower by 15% and 37% for office papers and OCC respectively.

The result is a tighter average spread in US$ between the selling price index for our manufacturing operations and our raw material index which decreased by 5% compared to the first quarter of 2012 (-4% in Canadian dollar). In comparison to the same period of last year, the spread in US$ was 12% higher (+17% in Canadian dollar).

CASCADES NORTH AMERICAN MANUFACTURING SELLING PRICE AND RAW MATERIALS COST INDICES (US$)

[1]

The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.

[2]

The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    7

	2010					2011		2012	Change Q2 2012/Q2 2011		Change Q2 2012/Q1 2012
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Average Q2	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (index 2005 = 1,000)[1]	1,186	1,238	1,250	1,267	1,272	1,256	1,271	1,227	-22	-2%	-44	-3%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard–20pt. clay coated news (transaction)	828	880	917	920	920	909	920	913	-3	–%	-7	-1%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	639	690	716	716	718	710	698	677	-39	-5%	-21	-3%
Virgin coated duplex boxboard (GC2) index[3]	1,055	1,155	1,151	1,152	1,155	1,153	1,141	1,118	-33	-3%	-23	-2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East U.S. (transaction)	625	640	640	640	640	640	640	640	–	–%	–	–%
Corrugating medium 26-lb. semichemical, East U.S. (transaction)	595	610	610	610	610	610	610	610	–	–%	–	–%
Specialty Products (US$/ton, tonne for deinked pulp)
Recycled boxboard–20pt. bending chip (transaction)	619	667	675	670	670	670	670	670	-5	-1%	–	–%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	743	748	768	812	725	763	663	675	-93	-12%	12	2%
Unbleached kraft paper, grocery bag 30-lb.	1,022	1,025	1,093	1,110	1,150	1,095	1,110	1,110	17	2%	–	–%
Uncoated white 50-lb. offset, rolls	914	930	955	947	930	940	923	923	-32	-3%	–	–%
TISSUE PAPERS
Cascades Tissue Papers (index 1999 = 1,000)[4]	1,619	1,631	1,662	1,718	1,664	1,669	1,612	1,610	-52	-3%	-2	–%
Raw materials (average)
Cascades North American US$ index (index 2005 = 300)[5]	421	471	494	512	410	472	387	384	-110	-22%	-4	-1%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	149	182	178	179	155	174	152	151	-26	-15%	-1	-1%
Special news, no. 8 (ONP - Chicago & NY average)	88	128	139	135	103	126	85	90	-49	-35%	5	5%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	214	223	263	283	164	233	145	151	-111	-42%	6	4%
Europe (Euro/tonne)
Recovered paper index[6]	120	146	158	147	107	140	113	118	-41	-26%	5	4%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	960	970	1 027	993	920	978	873	900	-127	-12%	27	3%
Bleached hardwood kraft Northern mixed, East U.S.	856	820	850	823	738	808	714	778	-73	-9%	63	9%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	123	123	125	125	134	127	130	121	-4	-3%	-9	-7%

Sources: RISI, Random Lengths, Dow Jones and Cascades.

[1]	See note 1 page 7.
[2]	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
[3]	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
[4]	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
[5]	See note 2 page 7
[6]	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009.

8    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

MANAGEMENT’S

DISCUSSION ANALYSIS

FINANCIAL OVERVIEW

The Corporation encountered many challenges in 2011 over which it did not have control as we continued to face challenging business conditions due to the rapid inflation of our production costs which was not offset by selling price increases. However, during the second half of 2011, selling price increases were implemented in all of our segments except for Containerboard. The appreciation of the Canadian dollar against the U.S. dollar was 4% stronger on average in 2011 compared to 2010. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar-based price indexes. In addition, recycled fibre costs continued to impact our operating margins and they reached historical highs during the third quarter of 2011. On the other hand, the Corporation benefited, in 2011, from the full consolidation of Reno de Medici S.p.A. (RdM) starting from the second quarter. Finally, actions taken during the year 2011 in accordance with our strategic plan should increase our profitability in the near term (see the “Significant facts and developments’’ section in the 2011 Annual Report for more details).

In the first half of 2012, we were able to fully benefit from lower raw material costs that had begun falling in the fourth quarter of 2011. This had a favorable impact on our results as did the increase in our average selling prices in some of our sectors. Excluding the impact of our business acquisitions and disposals of the last twelve months, our shipments were lower compared to last year.

In the second quarter of 2012, the Corporation posted net earnings of $7 million, or $0.08 per share, compared to net earnings of $122 million, or $1.27 per share for the same period of 2011, period in which a gain related to the divestiture of Dopaco was recorded. Excluding specific items, which are discussed in detail on pages 17 to 19, net earnings stood at $7 million or $0.08 per share, compared to a net loss of $9 million or ($0.09) per share in the same period in 2011. Sales in the second quarter of 2012 decreased by $47 million, or 5%, to reach $944 million, compared to $991 million in the second quarter of 2011. The Corporation recorded an operating income of $29 million in the second quarter of 2012, compared to an operating income of $21 million in the same period of 2011. Excluding specific items, operating income increased by $22 million to $37 million, compared to $15 million in the second quarter of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

In the first half of 2012, the Corporation posted net earnings of $13 million, or $0.14 per share, compared to net earnings of $114 million, or $1.19 per share for the same period of 2011. Excluding specific items, which are discussed in detail on pages 17 to 19, we posted net earnings of $11 million or $0.12 per share in the first half of 2012, compared to a net loss of $8 million or ($0.08) per share in the same period of 2011. Sales in the first half of 2012 increased by $70 million, or 4%, to reach $1.835 billion, compared to $1.765 billion in the same period of 2011. The Corporation recorded an operating income of $58 million in the first half of 2012, compared to $15 million in the same period of 2011. Excluding specific items, operating income increased by $47 million to $63 million in the first half of 2012 compared to $16 million in the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    9

SIGNIFICANT FACTS AND DEVELOPMENTS

i.

On April 2, 2012, the Corporation announced the acquisition of Bird Packaging Limited’s containerboard converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario. This acquisition will allow the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst their customers and to add a team of skilled people.

ii.

On April 25, 2012, the Corporation announced the consolidation of the Containerboard Group corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation will result in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products, scheduled at the end of 2012 (North York and Peterborough were closed as of June 30, 2012). Production from these plants should gradually be redirected to other converting plants in Ontario.

iii.

On May 29, 2012, the corporation announced that further to a vote by a significant majority of employees in favour of its final offer, it will not proceed with the closure of its Norampac containerboard mill located in Trenton, Ontario, as planned and announced last April.

iv.

In the first half of 2012, the Corporation invested US$34 million ($34 million) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of its containerboard manufacturing segment in New York State, (U.S.), in partnership with third parties. Once completed as planned, it is anticipated to increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to an existing Containerboard Group facility in Niagara Falls, NY. It is planned for Greenpac to manufacture a light-weight linerboard made with 100% recycled fibres on a single machine measuring 328_inches (8,33 meters) wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest in North America and will include numerous technological advances, making it a unique project of its kind. So far, the project is on time and on budget including the planned contingency. The production is planned to begin during the third quarter of 2013. Financing for the project was finalized at the end of June 2011 and the Corporation’s interest in the project is 59.7% as of June 30, 2012. As of June 30, 2012, the total contribution by the Corporation is US$99 million. This investment is accounted for using the equity method.

v.

In 2007, the Corporation entered into a combination agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The combination agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RdM had a call option to be exercised 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011, by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades to RdM. The Corporation is also granted the right to require that all of the put option price, as the case may be, be paid in newly issued common shares of RdM.

vi.

In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RdM shares on the open market for a total interest of 40.95%, combined with the enforceable call option, triggered the business combination of RdM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RdM on that date with a non-controlling interest of 59.05%. Prior to the second quarter of 2011, our share of the results of RdM was accounted for using the equity method. Our share in the equity of RdM stands at 45.29% as of June 30, 2012. As of June 30, 2012, the call option nor the put option have been exercised.

10    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2010	2011					2012
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)[1]
Packaging
Containerboard	1,612	383	352	328	309	1,372	290	300	590
Boxboard Europe[2]	212	57	318	269	255	899	278	286	564
Specialty Products[3]	393	97	98	95	87	377	98	97	195
	2,217	537	768	692	651	2,648	666	683	1,349
Tissue Papers[4]	518	124	134	130	125	513	130	146	276
Total	2,735	661	902	822	776	3,161	796	829	1,625
Integration rate
Packaging
Containerboard (North America)	55%	53%	53%	54%	52%	53%	58%	56%	57%
Specialty products (paper only)	4%	5%	4%	5%	5%	5%	5%	5%	5%
Tissue Papers	56%	58%	57%	58%	69%	60%	72%	68%	70%
	47%	47%	46%	47%	49%	47%	63%	60%	62%
Manufacturing capacity utilization rate
Packaging
Containerboard	93%	92%	89%	89%	93%	91%	88%	85%	87%
Boxboard Europe	87%	93%	94%	86%	84%	88%	92%	96%	94%
Specialty Products (paper only)	82%	80%	79%	78%	69%	77%	78%	76%	77%
Tissue Papers[5]	93%	91%	93%	90%	87%	90%	94%	98%	96%
Total	91%	90%	90%	87%	86%	88%	89%	90%	90%
Energy cons.[6] — GJ/ton	11.11	12.64	10.65	10.50	12.90	11.38	11.86	11.27	11.56
Work accidents[7] — OSHA frequency rate	4.93	4.50	4.70	4.50	4.30	4.50	3.20	3.80	3.50
FINANCIAL
Return on assets[8]
Packaging
Containerboard	12%	11%	9%	7%	6%	6%	7%	7%	7%
Boxboard Europe	7%	9%	9%	8%	7%	7%	7%	6%	6%
Specialty Products	13%	11%	10%	8%	7%	7%	7%	8%	8%
Tissue Papers	15%	14%	13%	12%	11%	11%	11%	15%	15%
Consolidated return on assets	10.6%	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.6%
Return on capital employed[9]	3.8%	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.3%
Working capital[10]
In millions of $, at end of period	503	526	565	564	510	510	536	549	549
% of sales[11]	13.9%	14.5%	14.4%	14.5%	13.2%	13.2%	14.2%	14.7%	14.7%

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]	Starting in Q2 2011, shipments take into account the full consolidation of RdM.

[3]	Industrial packaging and specialty papers shipments.

[4]	Starting in Q4 2011, shipments take into account the acquisition of Papersource.

[5]	Defined as: Manufacturing internal and external shipments/Practical capacity.

[6]	Average energy consumption for manufacturing mills only, excluding RdM.

[7]	Excluding RdM, Papersource and Bird Packaging.

[8]

Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. It includes or excludes significants businesses acquisitions and disposals respectively of the last twelve months. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.

[9]

Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significants businesses acquisitions and disposals respectively of the last twelve months.

[10]

Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significants businesses acquisitions and disposals respectively of the last twelve months. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.

[11]

% of sales = Working capital end of period/LTM sales. It includes or excludes significants businesses acquisitions and disposals respectively of the last twelve months. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    11

HISTORICAL FINANCIAL INFORMATION

(In millions of Canadian dollars, unless otherwised noted)	2010					2011					2012
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Sales
Packaging
Containerboard	347	369	390	353	1,459	344	333	317	299	1,293	284	300	584
Boxboard Europe	52	51	49	55	207	62	256	221	206	745	204	208	412
Specialty Products	192	198	195	201	786	202	219	224	206	851	202	209	411
Inter-segment sales	(25)	(24)	(24)	(27)	(100)	(27)	(28)	(27)	(22)	(104)	(18)	(19)	(37)
	566	594	610	582	2,352	581	780	735	689	2,785	672	698	1,370
Tissue Papers	197	218	226	212	853	199	218	221	233	871	229	255	484
Inter-segment sales and Corporate activities	(4)	(4)	(4)	(11)	(23)	(6)	(7)	(9)	(9)	(31)	(10)	(9)	(19)
	759	808	832	783	3,182	774	991	947	913	3,625	891	944	1,835
Operating income (loss)
Packaging
Containerboard	16	26	38	(3)	77	(4)	4	(1)	(24)	(25)	8	(1)	7
Boxboard Europe	1	3	(8)	2	(2)	3	13	(2)	(4)	10	4	–	4
Specialty Products	10	9	12	5	36	1	2	2	(17)	(12)	5	8	13
	27	38	42	4	111	–	19	(1)	(45)	(27)	17	7	24
Tissue Papers	8	14	15	8	45	–	7	8	37	52	21	26	47
Corporate activities	(16)	(7)	(25)	(5)	(53)	(6)	(5)	–	(6)	(17)	(9)	(4)	(13)
	19	45	32	7	103	(6)	21	7	(14)	8	29	29	58
OIBD excluding specific items[1]
Packaging
Containerboard	33	46	55	36	170	19	20	27	19	85	21	23	44
Boxboard Europe	2	2	–	4	8	5	17	10	10	42	13	11	24
Specialty Products	16	17	18	12	63	7	12	13	2	34	11	15	26
	51	65	73	52	241	31	49	50	31	161	45	49	94
Tissue Papers	19	24	24	23	90	10	16	18	28	72	33	39	72
Corporate activities	(11)	(4)	(3)	(3)	(21)	(4)	(3)	11	(8)	(4)	(6)	(4)	(10)
	59	85	94	72	310	37	62	79	51	229	72	84	156
Net earnings (loss)	1	28	24	(12)	41	(8)	122	(20)	5	99	6	7	13
Excluding specific items[1]	4	26	33	17	80	1	(9)	(2)	(4)	(14)	4	7	11
Net earnings (loss) per share (in dollars)
Basic	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.06	$0.08	$0.14
Basic, excluding specific items[1]	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.04	$0.08	$0.12
Cash flow from operations (adjusted)[1] including discontinued operations	51	54	84	54	243	22	14	60	35	131	48	37	85
Cash flow from discontinued operations (adjusted)[1]	(11)	(13)	(13)	(13)	(50)	(7)	2	–	–	(5)	–	–	–
Cash flow from continuing operations (adjusted)[1]	40	41	71	41	193	15	16	60	35	126	48	37	85
Excluding specific items	43	41	72	41	197	15	17	61	40	133	48	40	88
Net Debt[2]	1,454	1,508	1,462	1,397	1,397	1,445	1,298	1,370	1,485	1,485	1,524	1,585	1,585
Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,267	1,267	1,256	1,271	1,227	1,249
Cascades North American US$ raw materials index (2005 index = 300)[3]	426	409	397	451	421	470	492	512	409	471	387	384	386
US$/CAN$	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02	$0.98	$1.01	$1.00	$0.99	$0.99
Natural Gas Henry Hub — US$/mmBtu	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74	$2.22	$2.48

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures.”

2	Defined as total debt less cash and cash equivalents.

3	See note 1 and 2 on page 7.

12    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2 2012	Q2 2011	Q2-YTD 2012	Q2-YTD 2011
Net earnings attributable to Shareholders for the period	7	122	13	114
Net loss (earnings) from discontinued operations for the period	–	(109)	2	(115)
Net loss attributable to non-controlling interest	(1)	–	(2)	–
Share of earnings of associates and joint ventures	(2)	(2)	(4)	(10)
Provision for (recovery of) income taxes	5	(21)	6	(35)
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10
Financing expense	25	26	50	51
Operating income	29	21	58	15
Specific items:
Gain on disposals and others	–	(11)	(1)	(10)
Inventory adjustment resulting from business acquisition	–	6	–	6
Impairment charges	1	–	1	1
Restructuring costs	4	1	4	4
Unrealized loss (gain) on financial instruments	2	(2)	–	–
Accelerated depreciation and amortization due to restructuring measures	1	–	1	–
	8	(6)	5	1
Operating income - excluding specific items	37	15	63	16
Depreciation and amortization, excluding specific items	47	47	93	83
Operating income before depreciation and amortization - excluding specific items	84	62	156	99

The following table reconciles net earnings and net earnings per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)				Net earnings (loss) per share[1]
	Q2 2012	Q2 2011	Q2-YTD 2012	Q2-YTD 2011	Q2 2012	Q2 2011	Q2-YTD 2012	Q2-YTD 2011
As per IFRS	7	122	13	114	$0.08	$1.27	$0.14	$1.19
Specific items:
Gain on disposals and others	–	(11)	(1)	(10)	–	$(0.16)	$(0.01)	$(0.15)
Inventory adjustment resulting from business acquisition	–	6	–	6	–	$0.04	–	$0.04
Impairment charges	1	–	1	1	$0.01	–	$0.01	$0.01
Restructuring costs	4	1	4	4	$0.03	$0.01	$0.03	$0.03
Unrealized loss (gain) on financial instruments	2	(2)	–	–	$0.01	$(0.02)	–	–
Accelerated depreciation and amortization due to restructuring measures	1	–	1	–	$0.01	–	$0.01	–
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10	$(0.05)	$0.05	$(0.07)	$0.09
Share of earnings of associates, joint ventures and non-controlling interest	(2)	(2)	(2)	(2)	$(0.01)	$(0.02)	$(0.01)	$(0.02)
Included in discontinued operations, net of tax	–	(108)	2	(109)	–	$(1.14)	$0.02	$(1.15)
Tax effect on specific items and other tax adjustments[1]	(1)	(20)	–	(22)	–	$(0.12)	–	$(0.12)
	–	(131)	(2)	(122)	–	$(1.36)	$(0.02)	$(1.27)
Excluding specific items	7	(9)	11	(8)	$0.08	$(0.09)	$0.12	$(0.08)

[1]	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    13

The following table reconciles cash flow provided by (used for) operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q2 2012	Q2 2011	Q2-YTD 2012	Q2-YTD 2011
Cash flow provided by (used for) operating activities	33	(27)	57	(39)
Changes in non-cash working capital components	4	43	28	70
Cash flow (adjusted) from operations	37	16	85	31
Specific items, net of current income tax
Restructuring costs	3	1	3	1
Excluding specific items	40	17	88	32

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q2 2012	Q2 2011	Q2-YTD 2012	Q2-YTD 2011
Cash flow provided by (used for) operating activities	33	(27)	57	(39)
Changes in non-cash working capital components	4	43	28	70
Depreciation and amortization	(48)	(47)	(94)	(83)
Income taxes paid	6	6	10	9
Net financing expense paid	35	34	50	51
Gain on disposals and others	–	11	1	10
Impairment charges and restructuring costs	(2)	–	(2)	(4)
Unrealized gain (loss) on financial instruments	(2)	2	–	–
Others	3	(1)	8	1
Operating income from continuing operations	29	21	58	15
Depreciation and amortization	48	47	94	83
Operating income before depreciation and amortization	77	68	152	98

14    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

SALES

Sales decreased by $47 million to $944 million in the second quarter of 2012 versus $991 million in the same period of 2011 resulting from lower average selling prices and by the 8% increase of the Canadian dollar against the Euro, but was partly offset by a 4% decrease of the Canadian dollar over the U.S. dollar. Total shipments decreased by 8%. Excluding the impact of business acquisitions and disposals, our shipments were down by 5% compared to the second quarter of 2011.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $29 million in the second quarter of 2012 compared to an operating income of $21 million in the same period of 2011, resulting mainly from lower raw material costs and the positive impact of the acquisition of the additional 50% of shares of Papersource Converting Mill Corp at the end of 2011. These positive impacts were partly offset by lower selling prices, lower volumes (excluding business acquisitions and disposals), as well as higher variable costs and sales and administratives expenses. The operating income margin for the quarter increased to 3%, compared to 2% in the same period of 2011. Excluding specific items, the operating income stood at $37 million in the second quarter of 2012, compared to $15 million in the same period of 2011, an increase of $22 million.

The main variances in the operating income in the second quarter of 2012 compared to the same period in 2011 are shown below:

[1]

The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

[2]

The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CA$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

[3]

Cost improvements and other items includes the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

[4]	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 21 to 28).

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FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

SALES

Sales rose by $70 million to $1.835 billion in the first half of 2012 compared to $1.765 billion in the same period of 2011. The full consolidation of RdM since the second quarter of 2011 and the acquisition of Papersource, net of businesses sold or closed, accounted for $125 million of the increase. The depreciation of 3% of the Canadian dollar over the U.S. dollar, partly offset by the 5% increase of the Canadian dollar against the Euro accounted for $7 million of the increase. Excluding the effect of the RdM consolidation and the effect of businesses acquired and disposed, total shipments decreased by 4% representing a negative impact of approximately $49 million on sales. The volume of our manufacturing mill increased by 2% while our converting units volume gained 8%.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $58 million in the first half of 2012 compared to an operating income of $15 million in the same period of 2011, resulting mainly from lower raw material prices, the effects of the business acquisitions and disposals and the depreciation of the Canadian dollar against the U.S. dollar. These positive impacts were partly offset by lower comparable volume and other production costs, namely freight, labour and chemical costs. The operating income margin stood at 3% in the first half of 2012, compared to 1% in the same period of 2011. Excluding specific items, the operating income stood at $63 million in the first half of 2012, compared to $16 million in the same period of 2011, an increase of $47 million.

The main variances in operating income in the first half of 2012 compared to the same period in 2011 are shown below:

For notes 1 to 4, see definition on page 15.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 21 to 28 and 35 to 38).

16    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

				For the 3-month period ended June 30, 2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(1)	–	8	26	(4)	29
Depreciation and amortization	18	9	7	12	2	48
Operating income (loss) before depreciation and amortization	17	9	15	38	(2)	77
Specific items:
Impairment charges	1	–	–	–	–	1
Restructuring costs	4	–	–	–	–	4
Unrealized loss (gain) on financial instruments	1	2	–	1	(2)	2
	6	2	–	1	(2)	7
Operating income (loss) before depreciation and amortization – excluding specific items	23	11	15	39	(4)	84
Accelerated depreciation and amortization due to restructuring measures	1	–	–	–	–	1
Operating income (loss) – excluding specific items	6	2	8	27	(6)	37

				For the 3-month period ended June 30, 2011
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	4	13	2	7	(5)	21
Depreciation and amortization	18	10	8	9	2	47
Operating income (loss) before depreciation and amortization	22	23	10	16	(3)	68
Specific items:
Loss (gain) on disposals and others	–	(12)	1	–	–	(11)
Inventory adjustment resulting from business acquisition	–	6	–	–	–	6
Restructuring costs	–	–	1	–	–	1
Unrealized gain on financial instruments	(2)	–	–	–	–	(2)
	(2)	(6)	2	–	–	(6)
Operating income (loss) before depreciation and amortization – excluding specific items	20	17	12	16	(3)	62
Operating income (loss) – excluding specific items	2	7	4	7	(5)	15

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    17

				For the 6-month period ended June 30, 2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	7	4	13	47	(13)	58
Depreciation and amortization	34	18	13	24	5	94
Operating income (loss) before depreciation and amortization	41	22	26	71	(8)	152
Specific items:
Gain on disposals and others	(1)	–	–	–	–	(1)
Impairment charges	1	–	–	–	–	1
Restructuring costs	4	–	–	–	–	4
Unrealized loss (gain) on financial instruments	(1)	2	–	1	(2)	–
	3	2	–	1	(2)	4
Operating income (loss) before depreciation and amortization – excluding specific items	44	24	26	72	(10)	156
Accelerated depreciation and amortization due to restructuring measures	1	–	–	–	–	1
Operating income (loss) – excluding specific items	11	6	13	48	(15)	63

				For the 6-month period ended June 30, 2011
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	–	16	3	7	(11)	15
Depreciation and amortization	35	11	14	19	4	83
Operating income (loss) before depreciation and amortization	35	27	17	26	(7)	98
Specific items:
Loss (gain) on disposals and others	1	(12)	1	–	–	(10)
Inventory adjustment resulting from business acquisition	–	6	–	–	–	6
Impairment charges	1	–	–	–	–	1
Restructuring costs	3	–	1	–	–	4
Unrealized loss (gain) on financial instruments	(1)	1	–	–	–	–
	4	(5)	2	–	–	1
Operating income (loss) before depreciation and amortization – excluding specific items	39	22	19	26	(7)	99
Operating income (loss) – excluding specific items	4	11	5	7	(11)	16

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. During the second quarter, following the settlement of this claim, the Corporation paid $2 million and we estimate the remaining provision to be sufficient to cover further costs related to this claim.

18    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

GAIN ON DISPOSALS AND OTHERS

In 2012 and 2011, the Corporation recorded the following losses and gains:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2012	2011	2012	2011
Net gain related to business acquisitions	–	(11)	–	(11)
Gain on disposal of property, plant and equipment	–	(7)	(1)	(7)
Loss on disposal of businesses	–	7	–	8
	–	(11)	(1)	(10)

2012

On March 23, 2012, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil corrugated containerboard plant and recorded a gain of $1 million on the disposal.

2011

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million), which will be received over a maximum of three years. The Corporation recorded a loss of $1 million on the disposal.

On April 7, 2011, the Corporation purchased outstanding shares of RdM on the open market, which triggered a business acquisition. A net gain of €9 million ($12 million) resulted from this transaction.

Also during the second quarter, our Specialty Products Group recorded a loss of $1 million resulting from the business acquisition of NorCan Flexible Packaging Inc. of which we hold 50% of the outstanding shares.

On June 23, 2011, the Corporation sold its Versailles boxboard mill and its Hebron boxboard conversion unit, both located in the U.S., for a total consideration of US$20 million ($20 million), including a selling price balance of US$10 million ($10 million) which will be received over a period of four years. The Corporation recorded a loss of $7 million on the disposal.

In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005, for a cash consideration of $9 million. A gain of $7 million was recorded on the disposal.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

The following impairment charges and restructuring costs were recorded in 2012 and 2011:

	For the 3-month periods ended June 30,				For the 6-month periods ended June 30,
	2012		2011		2012		2011
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	1	4	–	–	1	4	1	3
Specialty Products Group	–	–	–	1	–	–	–	1
	1	4	–	1	1	4	1	4

2012

During the second quarter, the Containerboard Group recorded restructuring costs totalling $4 million related to the consolidation announced in Ontario. The Containerboard Group also recorded additionnal impairment charges of $1 million related to the closure of the Burnaby mill and the Le Gardeur plant closed in 2011.

2011

In the first quarter, following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in New England, USA, the Containerboard Group recorded restructuring costs totalling $3 million. The Containerboard Group also recorded impairment charges of $1 million on other assets.

During the second quarter, following the announcement of the closure of its old East Angus pulping facility in Québec, the Specialty Products Group recorded restructuring costs totaling $1 million.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first half of 2012, the impact of financial instruments not designated as hedging instruments on net earnings is nil (nil in 2011). During the first quarter, the Corporation recorded an unrealized gain of $2 million (2011 – $1 million loss) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper (nil for the second quarter (gain of $2 million in 2011)). The second quarter also includes a $2 million loss (2011 – nil) resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (nil for the first quarter ($1 million loss in 2011)) (see “Significant facts developments’’ section for more details on this agreement).

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS ACQUISITION

As a consequence of RdM’s business acquisition, operating results were reduced by $6 million in the second quarter of 2011 since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    19

BUSINESS HIGHLIGHTS

Over the past two years, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2012 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

CLOSURES, RESTRUCTURING AND DISPOSALS

2012

CONTAINERBOARD GROUP

On April 25, 2012, the Corporation announced the consolidation in the Containerboard Group of its corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation will result in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products, scheduled at the end of 2012 (North York and Peterborough were closed as of June 30, 2012).

SPECIALTY PRODUCT GROUP

On February 22, 2012, the Corporation announced the permanent closure of Cascades Enviropac, located in Toronto.

2011

CONTAINERBOARD GROUP

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France.

On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. The Leominster plant was closed in May 2011 and operations have been transferred to other containerboard converting plants.

On May 2, 2011, the Corporation closed the sale of Dopaco, its converting business for the quick-service restaurant industry.

On June 23, 2011, the Corporation sold its Versailles mill and its Hebron converting activities.

On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure took effect in December 2011 and the production was redirected to other Containerboard Group facilities. The Burnaby mill, land and building were sold on October 17, 2011.

On October 12, 2011, the Group announced the closure of its Le Gardeur converting plant. The operations have been transferred to other containerboard converting plants.

BUSINESS ACQUISITIONS

2012

CONTAINERBOARD GROUP

On April 1, 2012, the Corporation has acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.

2011

BOXBOARD EUROPE GROUP

On April 7, 2011, the Corporation reached a share ownership of 40.95% in RdM, a recycled boxboard manufacturing leader based in Europe. Since the second quarter of 2011, the Corporation has fully consolidated RdM with a non-controlling interest, as at December 31, 2011, of 55.69% considering its ownership of 44.31%. In 2012, the Corporation acquired an additional 0.98% of RdM’s outstanding shares on the open market. The Corporation’s share in the equity of RdM stood at 45.29% as at June 30, 2012, with a corresponding non-controlling interest of 54.71%.

SPECIALTY PRODUCT GROUP

On April 6, 2011, the Corporation acquired the flexible film for packaging products activities of NorCan Flexible Packaging Inc., based in Ontario. The total interest held in the subsidiary is now 50% of outstanding shares (we fully consolidate) with a non-controlling interest of 50%.

On May 31, 2011, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited, based in Ontario.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, USA.

TISSUE GROUP

On November 1, 2011, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec.

20    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS SEGMENT REVIEW

See “Appendix – Information for the 6-month periods ended June 30, 2012 and 2011” for more details on comparative cumulative results.

PACKAGING

CONTAINERBOARD (See page 44 for information about “Segmented Information”)

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price2				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars /unit)		(in U.S. dollars/unit)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
As reported	300	333	(1)	4	17	22	300	352	531	540	525	558	687	716
Specific items			7	(2)	6	(2)
Excluding specific items			6	2	23	20

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]	Average selling price and Price reference are a weighted average of virgin and recycled containerboard shipments in the manufacturing segment only.

The main variances in operating income (loss) for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 15

FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2012

The Containerboard Group’s sales decreased by $33 million to $300 million in the second quarter of 2012 compared to $333 million in the same period of 2011. Excluding the effect of the different plants sold, closed and acquired, the decrease is reduced to $10 million. The contraction in sales is mainly due to an important decrease in the boxboard mills’ shipments that erased $10 million of sales. In fact, 24 days (9,800 s.t.) of dowtime were taken to adjust to the loss of a client in the first quarter of 2012. The shipments reduction in the Boxboard manufacturing sector changed the sub-sector sales’ mix. Indeed, the Folding Carton business now accounts for 33% of the consolidated sub-sector’s volume compared to 26% last year. With their higher selling price, the greater weight of the Folding Carton units generated $4 million of additional sales.

In the North American manufacturing activities, sales decreased by $42 million to $139 million. The sale of the Avot-Vallée and Versailles mills, as well as the closure of the Burnaby mill, accounts for $32 million of the reduction. Again, the drop in the boxboard volume removed $10 million of revenues. The containerboard business registered a decrease of 1% in the tonnage shipped (same plant basis) as some of the mills experienced production difficulties. In the second quarter of 2012, offer and demand were well balanced allowing the mills to run without taking any dowtime wereas 22 days (11,700 s.t.) were taken for the same period last year. The average selling price for the containerboard group is down by 5$CA/s.t. Sales on the export market went from 3% in 2011 to nothing in 2012, counterbalancing a portion of the unfavorable

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    21

internal transfer pricing adjustment. On the boxboard side, the average selling price was relatively stable. Selling price variance took away $1 million of sales while the Canadian dollar weakness added close to $3 million.

In the converting sector, sales decreased by $4 million to $238 million compared to $242 million in the same period of 2011. If it had not been for the sale of the Hebron folding carton plant and the closure of the Leominster corrugated products plant, sales would have increased by $7 million. The purchase of the corrugated facilities of Bird Packaging in April 2012 allowed a $6 million increase. In the corrugated products plants, Canadian units increased their shipments by 1.6% compared to 1.2% for the Canadian corrugated products industry. The situation is different in the United States where a decrease of 13% (on a same plant basis) was recorded while the U.S. industry shipments remained stable. Our volume in the United States was mainly impacted by management’s decision to decline low margin volume. In the Folding Carton sector, volume is up by 4.8% (same plant basis). With the strong competition, the average selling price was slightly down sligthly subtracting $3 million of sales. A weaker Canadian dollar also reduced sales.

Excluding specific items, operating income increased by $4 million to $6 million in the second quarter of 2012 compared to $2 million in the same period of 2011. Management’s strategic decisions to buy, close and sell a number of units add to $3 million of operating income. The decline in both recycled fiber and pulp prices also provided important savings of $6 million in the manufacturing sector. However, the sales’ mix modification in the boxboard sector, discussed above, added $2 million in raw materials savings since the Folding Carton units have a higher cost per unit. As outlined before, the boxboard mills lost 25% of their volume (on a same plant basis) cutting $2 million of operating income. Finally, slightly lower average selling prices in both our manufacturing and converting sectors resulted in an unfavorable variance of $1 million.

FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2012

The Containerboard Group’s sales decreased by $93 million to $584 million in 2012 compared to $677 million in 2011. Excluding the effect of the various plants sold, closed and acquired, the decrease is reduced to $19 million. The latter is all tied to the volume reduction of the mills in both our Boxboard and Containerboard activities. In the Boxboard sector, external manufacturing shipments are down by 19,000 s.t. (20%) (same plant basis) following the loss of a client in the first quarter of 2012. In the Containerboard sector, the mills’ external shipments are down by 19,000 s.t. (12%) (same plant basis) following the closure of the Burnaby mill at the end of 2011. In fact, there is less tonnage available for external customers as more paper is kept for internal converting units. Some mills also experienced production difficulties in 2012 thus negatively contributing to shipments. On the converting side, shipments are up by 1.3% adding $8 million of sales. Overall, shipments decreased by 5.5% resulting in an unfavorable sales variance of $33 million. The volume reduction experienced by the manufacturing mills changed the sub-group’s sales mix. Indeed, converting shipments weight over consolidated shipments increased by 7% in the Boxboard sector and by 3% in the Containerboard sector. Since the converting units are selling at a higher price, the average selling price was favorably impacted by the sales’ mix modification and resulted in $15 million of additional revenues. On the other hand, the converting units’ average selling price slightly decreased and took away $9 million of sales.

In the manufacturing operations, sales decreased by $99 million to $286 million. The sale of the Avot-Vallée and Versailles mills, as well as the closure of the Burnaby mill, accounts for $84 million of the reduction. As explained before, the volume reduction erased $21 million from the sales line. In the Boxboard sector, 46 days (17,800 s.t.) of downtime were taken to adjust to a weak backlog. This compares to 3 days (1,200 s.t.) last year. In the Containerboard sector, the situation is very different. The mills were able to run without taking any downtime since the offer and demand were well balanced wereas 30 days (14,500 s.t.) were taken in the first half of 2011. The domestic demand was sufficient to allow the mills to stay away from the export market wereas it represented 5% of shipments in the first half of 2011. This exit from the export market had a favorable impact on the average selling price of the Containerboard mills. Average selling price is up by 10$CA/s.t. As for the boxboard mills, the average selling price rose by 32$CA/s.t. Overall, the manufacturing selling price variance brought $3 million of sales while a weaker Canadian dollar contributed $4 million.

In the converting sector, sales decreased by $15 million to $459 million. If it had not been for the sale of the Hebron folding carton plant and the closure of the Leominster corrugated products plant, sales would have increased by $9 million mainly due to the purchase of the corrugated facilities of Bird Packaging in April 2012 which added $6 million of sales. Despite a competitive market, the Canadian corrugated products plants were able to increase their volume by 1.9% wereas the Canadian corrugated products industry’s shipments increased by 1.3%. In the United States, the converting units experienced a decrease of 7% (same plant basis) following management’s decision to not renew or bid on low margin business. The U.S. industry shipments remained stable when compared to last year. The Folding Carton units have had a very good year in terms of attracting new clients increasing their volume by 11%. Overall, shipments created $8 million of additional sales. Those better shipments however came at a price. Indeed, in order to renew contracts with our current customers and get additional volumes from new ones, price reductions were necessary. The selling price reduction erased $9 million of sales while the Canadian dollar value had a positive impact of $4 million.

Excluding specific items, operating income increased by $7 million to $11 million in the first half of 2012 compared to $4 million in the same period of 2011. The decrease in the recycled paper price was an important contributor in the operating income improvement as it allowed the mills to generate savings of $10 million. The sales’ mix modification outlined above also played an important role. Since the converging units realize a higher margin on their sales, their greater importance in the group’s operations resulted in $7 million of additional profit. The Management’s strategic decisions to buy, close and sell a number of units also added $4 million of operating income. Finally, the tight monitoring of our fixed costs allowed $3 million of savings. All those good news were partially reversed by the net volume reduction of 5.5% and by a lower average selling price in the converting sector. Both factors substracted respectively $9 million and $7 million from operating income.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

22    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS SEGMENT REVIEW

See “Appendix – Information for the 6-month periods ended June 30, 2012 and 2011” for more details on comparative cumulative results.

PACKAGING

BOXBOARD EUROPE (See page 44 for information about “Segmented Information”)

	Sales		Operating income		OIBD		Shipments1		Average selling price2				Price reference2
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in euros/unit)		(in euros/unit)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
As reported	208	256	–	13	9	23	286	318	725	806	560	578	753	784
Specific items			2	(6)	2	(6)
Excluding specific items			2	7	11	17

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

[2]

Average selling price and Price reference include RdM recycled boxboard activities starting in Q2 2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating income for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 15

FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2012

Sales in Europe reached $208 million in the second quarter of 2012 compared to $256 million in the same period of 2011, a decrease of $48 million. Lower shipments had a negative impact of $25 million while the 8% appreciation of the Canadian dollar against the Euro and lower selling prices had, respectively, negative impacts of $15 million and $8 million.

Excluding specific items, operating income decreased by $5 million to $2 million in the second quarter of 2012 compared to $7 million in the same period of 2011. Lower raw material prices had a positive impact of $13 million while lower selling prices, lower volume and production costs had, respectively, negative impacts of $9 million, $6 million and $4 million.

FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2012

For the first half of 2012, sales in Europe reached $412 million compared to $318 million in the same period of 2011, an increase of $94 million. The full consolidation of RdM had a positive impact on sales of $155 million while lower comparable volume and the 5% increase of the Canadian dollar compared to the Euro had, respectively, negative impacts of $33 million and $17 million.

Excluding specific items, operating income decreased by $5 million, from $11 million in the first half of 2011 compared to $6 million in the same period of 2012. Lower raw material prices and the full consolidation of RdM had, respectively, a positive impact of $15 million and $9 million. On the other hand, lower selling prices, lower comparable volume and higher production costs had negative impacts of, respectively, $10 million, $8 million and $5 million.

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    23

In Europe, the economic situation and market conditions remain challenging. We are closely following the possible impacts on the demand for our products. However, we are optimistic looking ahead, as we notice order flows and backlogs reverting back to normal levels after a period of destocking on the markets.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

BUSINESS SEGMENT REVIEW

See “Appendix – Information for the 6-month periods ended June 30, 2012 and 2011” for more details on comparative cumulative results.

PACKAGING

SPECIALTY PRODUCTS

	Sales		Operating income		OIBD		Shipments1		Average selling price2				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
As reported	209	219	8	2	15	10	97	98	906	898	897	928	897	909
Specific items			–	2	–	2
Excluding specific items			8	4	15	12

[1]	Elimination of business sector intercompany shipments are excluded from shipments.

[2]	Average selling price is for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 15.

24    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2012

The Specialty Products group’s sales decreased by $10 million to $209 million in the second quarter of 2012 compared to $219 million for the same period in 2011. Most of this decrease is attributable to our Recovery and Recycling activities which have been impacted by the decline in raw material prices and slightly lower volume for $16 million. On the other hand, sales increased in our Industrial Packaging sector by $2 million due to an acquisition of a honeycomb business in Michigan last year. Sales in the Consumer Product Packaging have increased by $3 million which is mainly due to better volume in the plastic and moulded pulp activities. Sales in the Specialty Papers sector remained stable for the comparative periods.

Excluding specific items, operating income for the second quarter of 2012 is $8 million which is a $4 million increase compared to the same period of 2011. This increase mostly comes from our Specialty Papers sector, more specifically our de-inked divisions and our fine papers activities, as they have been positively impacted by lower raw material prices. Profitability decreased in the Recovery and Recycling sector which is mainly attributable to the decrease in waste paper prices as reflected in the sales. Operating income in our Consumer Product Packaging sector increased by $2 million, mainly explained by better volume and higher average selling prices in our plastic divisions.

FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2012

Sales in the Specialty Products group decreased by $10 million to $411 million in the first half of 2012 compared to $421 million in the same period of 2011. Most of this decrease is attributable to our Recovery and Recycling activities which have been impacted by the decline in waste paper prices. On the other hand, sales in our Consumer Product Packaging sector increased by $12 million, mainly explained by better volume and higher average selling prices in our plastic divisions.

Excluding specific items, operating income for the first half of 2012 amounted to $13 million compared to $5 million in the same period of 2011, an increase of $8 million. Lower raw material prices, and the 3% depreciation of the Canadian dollar against the U.S. dollar had both a positive impact of $5 million.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    25

BUSINESS SEGMENT REVIEW

See “Appendix – Information for the 6-month periods ended June 30, 2012 and 2011” for more details on comparative cumulative results.

TISSUE PAPERS

	Sales		Operating income		OIBD		Shipments1			Average selling price			Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
As reported	255	218	26	7	38	16	146	134	1,749	1,629	1,732	1,683	1,610	1,679
Specific items			1	–	1	–
Excluding specific items			27	7	39	16

[1]	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income for the Tissue Group are shown below:

For notes 1 to 4, see definition on page 15.

FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2012

The Tissue group’s sales increased by $37 million, or 17%, to $255 million in the second quarter of 2012, compared to $218 million in the same period of 2011. The main increase drivers are organic growth, 5% ($11 million), a business acquisition in the fourth quarter of 2011, 8% ($18 million) and a favorable currency impact, 4% ($8 million). The organic growth compared to the prior year is driven by the parent roll volume increase 5% ($11 million). The selling price impact in both market (Away from Home (AFH) and at Home (Retail)) following market price increase announcement done in second half of 2011 of 3% ($6 million) has been completely offset by an unfavorable market sub-segment mix and a lower integration rate of (3%) (-$8 million).

The 8% increase in shipments in the second quarter of 2012 compared to the same period of 2011 to 146,000 s.t. is driven by the acquisition of Papersource in the fourth quarter of 2011 for 3% of the increase and by a Parent roll volume increase for 5%. AFH market and Retail volume remained stable compared to the second quarter of 2011.

An average selling price increase of 7% (+$120/s.t.) in the second quarter of 2012 is driven by the favorable currency impact, 3% ($8 million) and the acquisition of Papersource in the fourth quarter of 2011, 4% ($18 million), which has positively impacted the integration rate. As already mentioned, the 2012 price increase has been completely offset by unfavorable mix due to a lower integration rate.

26    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Excluding specific items, the operation income has significantly increased to $27 million, in the second quarter of 2012 compared to $7 million in the same period of 2011. The operating income improvement is mainly driven by a decrease in raw material prices for $12 million, by a volume increase and the acquisition of Papersource for $4 million each.

FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2012

The Tissue group’s sales increased by $67 million, or 16%, to $484 million in the first half of 2012, compared to $417 million in the same period of 2011. The combined effect of the acquisition of Papersource in the fourth quarter of 2011, 9% ($36 million) and currency favorable impact, 3% ($11 million), has positively impacted the first half of 2012 compared to the same period of 2011. On comparable basis, the organic growth of 5% compared to the same period of 2011 is driven by a Parent roll and AFH market volume increase, 3% ($12 million) and the 2011 price increase announcement, 3% ($13 million), but were partially offset by a lower integration rate due to less converted product sold for (1%) (-$5 million).

Shipments increased by 6% in the first half of 2012 compared the the same period of 2011 to 276,000 s.t. is driven by the acquisition of Papersource in the fourth quarter of 2011 for 4% and by Parent roll volume increase for 2%. AFH and Retail volume remained stable.

An average selling price increase of 9% (+$139/s.t.) in the first half of 2012 is driven by the favorable currency impact, 2% ($11 million) and the acquisition of Papersource, +4% ($36 million), which has positively impacted the integration rate. The remaining 3% is a combination of the 2011 price increase in both market of 4% ($48 million) and of the unfavorable base business punctual integration rate of (1%) (-$18 million).

Excluding specific items, operating income has significantly increased at $48 million in the first half of 2012 compared to $7 million in the the same period of 2011. The main improvements are related to lower raw material prices of $22 million, a selling price increase of $8 million, the acquisition of Papersource for $8 million, lower electricity and natural gas prices of $4 million and a volume increase of $3 million.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $94 million in the first half of 2012 ($48 million in the second quarter), compared to $83 million for the same period last year ($47 million in the second quarter). The increase is mainly due to the full consolidation of RdM that started during the second quarter of 2011, which contributed to an expense of $8 million in the period and to the acquisition of Papersource which increased the expense by $3 million. The impairment charges recorded at the end of 2011 decreased the depreciation and amortization expense but these have been offset by capital investments completed in the last twelve months.

FINANCING EXPENSE

The financing expense slightly declined to $50 million in the first half of 2012 ($25 million in the second quarter) compared to $51 million in the same period last year ($26 million in the second quarter). The disposal of the Dopaco assets in May 2011 led to a decrease in financing expenses. These were however offset by the effect of the full consolidation of RdM, the acquisition of Papersource and Bird Packaging and the capital investment made in 2011 and in the first half of 2012.

FOREIGN EXCHANGE LOSS (GAIN ) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2012, the Corporation recorded a gain of $7 million ($5 million gain during the second quarter) on its US$-denominated debt and related financial instruments, compared to a loss of $10 million in 2011 ($5 million loss during the second quarter). The gain is composed of a gain of $7 million (2011–$14 million loss) on its 2013 and 2017 foreign exchange forward contracts not designated as hedging instruments ($8 million gain in the second quarter ($7 million loss in 2011)). In the second quarter, it also includes a loss of $3 million (2011–$1 million gain) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments (nil for the first half of 2012 (2011–$3 million gain)).

PROVISION FOR INCOME TAXES

In the first half of 2012, the Corporation recorded an income tax charge of $6 million ($5 million in the second quarter) for an effective tax rate of 32%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%.

SHARE OF EARNINGS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public Corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RdM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RdM and consequently ceased to record its share of earnings (see the “Significant facts and developments” section for more details.)

MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS  CASCADES    27

The results of our joint ventures were as follows for the 3-month and 6-month periods ended June 30, 2012 and 2011:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2012	2011	2012	2011
Condensed statement of earnings
Sales, net of intercompany	21	21	42	120
Cost of sales and expenses (excluding depreciation and amortization)	19	18	36	108
Depreciation and amortization	–	–	1	4
Operating income	2	3	5	8
Financing expense	–	–	–	1
Net earnings before income taxes	2	3	5	7
Provision for income taxes	–	1	1	2
Net earnings	2	2	4	5

NET EARNINGS

In the second quarter of 2012, the Corporation posted net earnings of $7 million, or $0.08 per share, compared to $122 million, or $1.27 per share in the same period of 2011. After excluding the specific items, the Corporation realized net earnings of $7 million, or $0.08 per share in the second quarter of 2012, compared to a net loss of $9 million, or ($0.09) per share in the same period of 2011.

In the first half of 2012, net earnings stood at $13 million or $0.14 per share, compared to net earnings of $114 million, or $1.19 per share in the same period of 2011. After excluding the specific items, the Corporation realized net earnings of $11 million or $0.12 per share, compared to a net loss of $8 million, or ($0.08) per share in the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $57 million in liquidity in the first half of 2012 ($33 million in the second quarter), compared to a $39 million use of liquidity in the same period of 2011 (use of $27 million in the second quarter). Changes in non-cash working capital components required $28 million in funds in the first half of 2012 ($4 million in the second quarter), compared to $70 million in the same period of 2011 ($43 million in the second quarter). The first and the second quarters of the year normally require cash for working capital purposes due to seasonal variations. After an increase in working capital in the first quarter due to normal inventory build-up and payment of year-end volume rebates, the second quarter working capital requirements were due to the increase of accounts receivable following better volume during the period. This was offset by a reduction of inventories in our Tissue and Containerboard activities.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $85 million in the first half of 2012 ($37 million in the second quarter), compared to $31 million in the same period of 2011 ($16 million in the second quarter).

This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first half of 2012 required total cash resources of $131 million ($51 million in the second quarter) for net cash outflow for capital expenditure projects and disposals ($71 million, $28 million in the second quarter), other assets and investments in associates and joint ventures ($46 million, $23 million in the second quarter) and recorded net cash outflow of $14 million on business acquisitions.

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid during the first half of 2012 amounted to $81 million. New capital expenditure projects started in the first half of 2012 amounted to $65 million. Capital expenditures by sector were as follows:

NEW PURCHASES, PLANT & EQUIPMENT

BY REPORTABLE SEGMENT ($M)

28    CASCADES  MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

The major capital projects in the first half of 2012 are as follows:

CONTAINERBOARD

$6 million as a deposit in order to acquire two new presses and a new conveyor to increase production capacity, profitability and productivity.

$2 million for motorized conveyors in our Drummondville, Québec, plant that will automate the processes and reduce production costs, waste and risk of accidents.

$2 million for a head box and control dilution system at our Jonquière, Québec, plant that will improve productivity and the quality of the board.

$2 million at our Cabano containerboard mill, in Québec, for the project of increasing the production capacity to 800 m.t. per day by treating more recycled materials.

$1 million for a new transformer at our Niagara Falls plant, in Ontario, that will increase productivity.

BOXBOARD EUROPE

$2 million, at La Rochette, in France, for a shoe press to improve dryness of the board before the entry into the dryer section, this will improve quality, safety, productivity and reduce the energy consumption.

SPECIALTY PRODUCTS

$2 million for a new extruder in our Rollpack plant in France that will increase our production capacity reduce freight and offer a wider variety of products.

$1 million for a new baler in our Recovery and Recycling plant in Winnipeg, Manitoba, to improve productivity and reduce waste.

TISSUE PAPER

$6 million for a new converting line of production at our Papersource plant in Québec that will increase our capacity and productivity.

$1 million for a new Perini Bath production line at our Pennsylvania plant in the U.S. that will increase productivity, allow for a greater variety of pack designs and reduce the maintenance costs.

CORPORATE

$1 million for seven new tractors in our Transport division in order to increase the transportation capacity. These tractors are built to reduce pollutant emissions and are more fuel efficient.

INCREASE IN OTHER ASSETS AND INVESTMENT IN ASSOCIATES AND JOINT VENTURES

In the first half of 2012, the Corporation also invested in other assets and investments in associates and joint ventures for $46 million ($23 million in the second quarter). The main investments are as follows:

$13 million for modernization of our financial information system to an ERP information technology system of which $5 million is financed through a loan agreement and will be reimbursed over a period of three years.

US$34 million ($34 million) (including a bridge loan of US$15 million ($15 million)) for our Greenpac project (see “Significant facts and developments’’ section for more details) in partnership with third parties in our Containerboard manufacturing segment.

$14 million paid for the acquisition of Bird Packaging. The Corporation also assumed $4 million of debt and recorded $7 million of Capital-leases Obligation following the purchase price allocation (see page 48 for more details).

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

UNSECURED SENIOR NOTES

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

The Corporation also redeemed 574,100 of its common shares on the open market in the first half of 2012, pursuant to a normal-course issuer bid, for an amount of $2 million.

In the first half of 2012, we continued to increase our ownership in RdM by acquiring 0.98% of the outstanding shares for an amount of $1 million. Our ownership, excluding any other agreements, stood at 45.29% as at June 30, 2012. As we fully consolidate RdM since the second quarter, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

On June 30, 2012, RdM sold a portion of a plant to a non-controlling interest for €2 million ($3 million). There was no change of ownership interest in RdM and that amount is recognized as non-controlling interest.

Including the $8 million in dividends paid out during the first half of 2012, financing activities from continuing operations generated $93 million in liquidity ($38 million in the second quarter).

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CONSOLIDATED FINANCIAL POSITION AS AT JUNE 30, 2012 AND DECEMBER 31, 2011

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2012	2011
Working capital[1]	549	510
% of sales[2]	14.7%	13.2%
Bank loans and advances	90	90
Current portion of long-term debt	63	49
Long-term debt	1,461	1,358
Total debt	1,614	1,497
Equity attributable to Shareholders	1,011	1,029
Total equity attributable to Shareholders and total debt	2,625	2,526
Ratio of total debt/total equity attributable to Shareholders and total debt	61.5%	59.3%
Shareholders’ equity per share (in dollars)	$10.75	$10.87

[1]	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

[2]	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, and to fulfill its capital expenditure program and pay for its investment in Greenpac. Capital expenditure requests for 2012 are initially approved at approximately $150 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. The Corporation has capital projects in the works that could be approved if business conditions are favorable, which could lead to higher capital expenditures in the future. As at June 30, 2012, the Corporation had $299 million (net of letters of credit in the amount of $28 million) available through its $750 million credit facility.

In the second quarter of 2012, we have issued $18 million in new letters of credits related to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013.

NEAR-TERM OUTLOOK

Looking ahead in the near-term, we are confident despite the economic environment in North America which continues to be uncertain. White grades recycled paper prices have increased recently but current availability leads us to believe that prices will be stable in the short term. As for brown grades, supply is good and prices have recently decreased which is positive. Usual seasonality associated with the third quarter, the impact of our recent strategic initiatives and expected improvements in our productivity rate should contribute to improved financial performance. The European economic environment remains challenging and we continue to focus on the project we started a few years ago to equip ourselves with a more competitive operational platform. Irrespective of the economic environment, we are committed to continue to improve our financial and operational performance.

CAPITAL STOCK INFORMATION

As at June 30, 2012, issued and outstanding capital stock consisted of 94,073,065 common shares (94,647,165 as at December 31, 2011), and 6,681,422 stock options were issued and outstanding (5,693,429 as at December 31, 2011). In the first half of 2012, 1,244,606 options were issued, no options were exercised, none were forfeited and 256,613 expired.

As at August 8, 2012, issued and outstanding capital stock consisted of 94,063,065 common shares and 6,681,422 stock options.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectibility of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A) IMPAIRMENT

In determining the recoverable amount of an asset or a Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS

Growth rates

The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.

Discount rates

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

Foreign exchange rates

Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rates.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.

B)   INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as tax assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C)   EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

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D)   ENVIRONMENTAL CLEAN-UP COSTS

The Corporation expenses environmental disbursements related to existing conditions caused by past or current operations from which no future benefit is discernible. The Corporation’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Corporation determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Corporation to reassess the expected impact of these environmental matters.

E)   COLLECTIBILITY OF ACCOUNTS RECEIVABLE

In order to record its accounts receivable at their net realizable value, the Corporation must assess their “collectibility“. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Corporation has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Corporation’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

NEW ACCOUNTING STANDARDS

NOT YET ADOPTED

IFRS 9–FINANCIAL INSTRUMENTS

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments—Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Corporation has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Corporation: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 10–CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

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IFRS 11–JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities–Non-monetary Contributions by Venturers.

IFRS 12–DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13–FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 19–EMPLOYEE BENEFITS

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

IAS 1–PRESENTATION OF FINANCIAL STATEMENTS

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IFRS 7–FINANCIAL INSTRUMENTS DISCLOSURES

IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to masternetting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

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CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES,

AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at June 30, 2012, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective at that date.

During the quarter ended June 30, 2012, there were no changes to the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 51 to 58 of our Annual Report for the year ended December 31, 2011 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

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APPENDIX

INFORMATION FOR THE 6-MONTH PERIODS

ENDED JUNE 30, 2012 AND 2011

BUSINESS SEGMENT REVIEW

PACKAGING

CONTAINERBOARD (See page 44 for information about “Segmented Information”)

	Sales		Operating income		OIBD		Shipments1		Average selling price2				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	584	677	7	–	41	35	590	735	540	545	537	558	688	707
Specific items			4	4	3	4
Excluding specific items			11	4	44	39

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price and Price reference are a weighted average of virgin and recycled containerboard shipments in the manufacturing segment only.

The main variances in operating income for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 15.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

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BUSINESS SEGMENT REVIEW

Information for the 6-month periods ended june 30, 2012 and 2011

PACKAGING

BOXBOARD EUROPE (See page 44 for information about “Segmented Information”)

	Sales		Operating income		OIBD		Shipments1		Average selling price2				Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in euros/unit)		(in euros/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	412	318	4	16	22	27	564	375	731	848	561	618	765	839
Specific items			2	(5)	2	(5)
Excluding specific items			6	11	24	22

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2

Average selling price and Price reference include RdM recycled boxboard activities starting in Q2 2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating income for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 15.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

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BUSINESS SEGMENT REVIEW

Information for the 6-month periods ended june 30, 2012 and 2011

PACKAGING

SPECIALTY PRODUCTS

	Sales		Operating income		OIBD		Shipments[1]				Average selling price[2]		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of Short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	411	421	13	3	26	17	195	195	918	910	913	932	897	891
Specific items			–	2	–	2
Excluding specific items			13	5	26	19

1	Elimination of business sector intercompany shipments are excluded from shipments.
2	Average selling price is for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 15.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

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BUSINESS SEGMENT REVIEW

Information for the 6-month periods ended june 30, 2012 and 2011

TISSUE PAPERS

	Sales		Operating income		OIBD		Shipments[1]		Average selling price				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	484	417	47	7	71	26	276	258	1,756	1,617	1,746	1,656	1,611	1,640
Specific items			1	–	1	–
Excluding specific items			48	7	72	26

1	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income for the Tissue Group are shown below:

For notes 1 to 4, see definition on page 15.

The Corporation incurred some specific items in the first half of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 17 to 19 for more details and reconciliation.

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CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		29	12
Accounts receivable		593	535
Current income tax assets		23	24
Inventories		513	516
Financial assets		25	6
Assets held for sale		11	12
		1,194	1,105
Long-term assets
Investments in associates and joint ventures		240	219
Property, plant and equipment		1,676	1,703
Intangible assets		192	185
Financial assets		14	25
Other assets		59	44
Deferred income tax assets		122	119
Goodwill and others		337	328
		3,834	3,728
Liabilities and Equity
Current liabilities
Bank loans and advances		90	90
Trade and other payables		550	539
Current income tax liabilities		2	2
Current portion of provisions for contingencies and charges		4	5
Current portion of financial liabilities and other liabilities		82	20
Current portion of long-term debt	6	63	49
		791	705
Long-term liabilities
Long-term debt	6	1,461	1,358
Provisions for contingencies and charges		34	33
Financial liabilities		46	111
Other liabilities		264	249
Deferred income tax liabilities		94	107
		2,690	2,563
Equity attributable to Shareholders
Capital stock		483	486
Contributed surplus		15	14
Retained earnings		603	615
Accumulated other comprehensive loss		(90)	(86)
		1,011	1,029
Non-controlling interest		133	136
Total equity		1,144	1,165
		3,834	3,728

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2012	2011	2012	2011
Sales	944	991	1,835	1,765
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $48 million for the 3-month period (2011–$47 million) and $94 million for the 6-month period (2011–$83 million))	810	883	1,580	1,580
Selling and administrative expenses	100	98	194	175
Gain on disposals and others	–	(11)	(1)	(10)
Impairment charges and restructuring costs	5	1	5	5
Foreign exchange loss (gain)	(1)	1	–	1
Loss (gain) on derivative financial instruments	1	(2)	(1)	(1)
	915	970	1,777	1,750
Operating income	29	21	58	15
Financing expense	25	26	50	51
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10
Share of earnings of associates and joint ventures	(2)	(2)	(4)	(10)
Profit (loss) before income taxes	11	(8)	19	(36)
Provision for (recovery of) income taxes	5	(21)	6	(35)
Net earnings (loss) from continuing operations including non-controlling interest for the period	6	13	13	(1)
Net earnings (loss) from discontinued operations for the period	–	109	(2)	115
Net earnings including non-controlling interest for the period	6	122	11	114
Net loss attributable to non-controlling interest	(1)	–	(2)	–
Net earnings attributable to Shareholders for the period	7	122	13	114
Net earnings (loss) from continuing operations per common share
Basic	$0.08	$0.13	$0.16	$(0.01)
Diluted	$0.08	$0.13	$0.16	$(0.01)
Net earnings per common share
Basic	$0.08	$1.27	$0.14	$1.19
Diluted	$0.08	$1.26	$0.14	$1.18
Weighted average basic number of common shares outstanding	94,119,195	96,367,221	94,308,480	96,486,160

Net earnings (loss) attributable to Shareholders:
Continuing operations	7	13	15	(1)
Discontinued operations	–	109	(2)	115
Net earnings	7	122	13	114

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME (LOSS )

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings including non-controlling interest for the period	6	122	11	114
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	–	(15)	(5)	(24)
Change in foreign currency translation related to net investment hedging activities	(9)	4	(1)	19
Income taxes	1	(1)	–	(3)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	5	3	4
Change in fair value of interest rate swaps	(7)	(2)	(4)	(1)
Change in fair value of commodity derivative financial instruments	3	(9)	1	(5)
Income taxes	3	–	–	(1)
Actuarial loss on post-employment benefit obligations	(11)	–	(25)	–
Income taxes	3	–	7	–
Available-for-sale financial assets	1	–	–	–
Other comprehensive loss	(18)	(18)	(24)	(11)
Comprehensive income (loss) including non-controlling interest for the period	(12)	104	(13)	103
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	–	(2)	–
Comprehensive income (loss) attributable to Shareholders for the period	(11)	104	(11)	103

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(11)	(5)	(9)	(12)
Discontinued operations	–	109	(2)	115
Comprehensive income (loss)	(11)	104	(11)	103

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non- controlling interest	Total equity
Balance — Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	–	–	13	–	13	(2)	11
Other comprehensive loss	–	–	(18)	(4)	(22)	(2)	(24)
	–	–	(5)	(4)	(9)	(4)	(13)
Dividends	–	–	(8)	–	(8)	–	(8)
Redemption of common shares	(3)	1	–	–	(2)	–	(2)
Partial disposal of subsidiary to non-controlling interest	–	–	–	–	–	3	3
Acquisition of non-controlling interest	–	–	1	–	1	(2)	(1)
Balance — End of period	483	15	603	(90)	1,011	133	1,144

	For the 6-month period ended June 30, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non- controlling interest	Total equity
Balance — Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net earnings	–	–	114	–	114	–	114
Business acquisition	–	–	–	–	–	129	129
Other comprehensive loss	–	–	–	(11)	(11)	–	(11)
	–	–	114	(11)	103	129	232
Dividends	–	–	(8)	–	(8)	–	(8)
Redemption of common shares	(3)	(1)	–	–	(4)	–	(4)
Balance — End of period	493	13	682	(48)	1,140	152	1,292

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

42    CASCADES  FINANCIAL REPORT - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS

OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period	7	122	13	114
Net loss (earnings) from discontinued operations for the period	–	(109)	2	(115)
Net earnings (loss) from continuing operations	7	13	15	(1)
Adjustments for
Financing expense	25	26	50	51
Depreciation and amortization	48	47	94	83
Gain on disposals and others	–	(11)	(1)	(10)
Impairment charges and restructuring costs	2	–	2	4
Loss (gain) on derivative financial instruments	2	(2)	–	–
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10
Provision for (recovery of) income taxes	5	(21)	6	(35)
Share of earnings of associates and joint ventures	(2)	(2)	(4)	(10)
Net loss attributable to non-controlling interest	(1)	–	(2)	–
Net financing expense paid	(35)	(34)	(50)	(51)
Income taxes paid	(6)	(6)	(10)	(9)
Others	(3)	1	(8)	(1)
	37	16	85	31
Changes in non-cash working capital components	(4)	(43)	(28)	(70)
	33	(27)	57	(39)
Investing activities from continuing operations
Investments in associates and joint ventures	–	–	(19)	(2)
Purchase of property, plant and equipment	(33)	(24)	(81)	(59)
Proceeds on disposal of property, plant and equipment	5	2	10	2
Change in other assets	(23)	(23)	(27)	(31)
Cash reserved for business acquisition	14	–	–	–
Business acquisitions, net of cash acquired	(14)	(1)	(14)	(1)
Proceeds on disposals of business, net of cash disposed	–	6	–	6
	(51)	(40)	(131)	(85)
Financing activities from continuing operations
Bank loans and advances	(7)	19	(1)	23
Change in revolving credit facilities	61	(308)	142	(257)
Purchase of senior notes	–	–	(3)	–
Payments of other long-term debt	(15)	(7)	(38)	(9)
Increase in other long-term debt	1	1	1	1
Redemption of common shares	–	(3)	(2)	(4)
Partial disposal of a subsidiary to non-controlling interest	3	–	3	–
Acquisition of non-controlling interest	(1)	–	(1)	–
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)
	38	(302)	93	(254)
Change in cash and cash equivalents during the period from continuing operations	20	(369)	19	(378)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	(2)	377	(2)	390
Net change in cash and cash equivalents during the period	18	8	17	12
Cash and cash equivalents—Beginning of period	11	10	12	6
Cash and cash equivalents—End of period	29	18	29	18

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

FINANCIAL REPORT - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  CASCADES    43

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure for assessing the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2011.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance and is therefore the CODM.

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, starting January 1, 2012, the Corporation modified its segmented information disclosure and restated prior periods. Containerboard and Boxboard North American manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes of the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	300	333	584	677
Boxboard Europe	208	256	412	318
Specialty Products	209	219	411	421
Intersegment sales	(19)	(28)	(37)	(55)
	698	780	1,370	1,361
Tissue Papers	255	218	484	417
Intersegment sales and others	(9)	(7)	(19)	(13)
Total	944	991	1,835	1,765

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	17	22	41	35
Boxboard Europe	9	23	22	27
Specialty Products	15	10	26	17
	41	55	89	79
Tissue Papers	38	16	71	26
Corporate	(2)	(3)	(8)	(7)
Operating income before depreciation and amortization	77	68	152	98
Depreciation and amortization	(48)	(47)	(94)	(83)
Financing expense	(25)	(26)	(50)	(51)
Foreign exchange (loss) gain on long-term debt and financial instruments	5	(5)	7	(10)
Share of earnings of associates and joint ventures	2	2	4	10
Profit (loss) before income taxes	11	(8)	19	(36)

44    CASCADES  FINANCIAL REPORT - SEGMENTED INFORMATION

SEGMENTED INFORMATION (CONTINUED)

	PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	17	11	31	19
Boxboard Europe	5	11	10	12
Specialty Products	4	3	7	9
	26	25	48	40
Tissue Papers	4	9	12	15
Corporate	2	–	5	2
Total purchases	32	34	65	57
Proceeds on disposal of property, plant and equipment	(5)	(3)	(10)	(3)
	27	31	55	54
Purchase of property, plant and equipment included in trade and other payables
Beginning of period	10	6	25	18
End of period	(9)	(15)	(9)	(15)
Purchase of property, plant and equipment net of proceeds on disposal	28	22	71	57

FINANCIAL REPORT - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  CASCADES    45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED )

For the 3-month and 6-month periods ended June 30, 2012

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 8, 2012.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2011, except that taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

In 2012, the Corporation classifies volume rebates of $18 million as Accounts receivable. As a result of this classification, the Corporation has reclassified volume rebates that were previously classified within the line, Provisions for contingencies and charges to the line Accounts receivable for the comparative periods, resulting in a reclassification adjustment of $21 million as at December 31, 2011. As at December 31, 2011, the Corporation also reclassified an amount of $18 million from deferred income tax liability to deferred income tax assets.

46    CASCADES  FINANCIAL REPORT - NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires mangement to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011.

NOTE 4

DISCONTINUED OPERATIONS, IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. During the second quarter, following the settlement of this claim, the Corporation paid $2 million and we estimate the remaining provision to be sufficient to cover further costs related to this claim.

IMPAIRMENT AND RESTRUCTURING COSTS

On April 25, 2012, the Corporation announced the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These plants are part of the Containerboard Group. These closures resulted in the recognition of an onerous contract and severance provisions totalling $4 million and accelerated amortization of $1 million due to the revaluation of the remaining useful life and residual value of some equipments in the second quarter.

During the second quarter, the Corporation also recorded additional impairment charges totalling $1 million on its Containerboard Group Burnaby mill and LeGardeur converting plant which were closed in 2011.

FINANCIAL REPORT - NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  CASCADES    47

NOTE 5

BUSINESS ACQUISITION

On April 1, 2012, the Corporation purchased all of the outstanding shares of Bird Packaging Limited (“Bird’’), located in Ontario, for a cash consideration of $14 million. Bird’s assets include containerboard converting equipment as well as warehouses located in Guelph, Kitchener and Windsor. This acquisition is part of the Containerboard Group. The excess of the consideration paid over the net fair value of the assets acquired and the liabilities assumed resulted in non-deductible goodwill of $8 million and has been allocated to the Central Canada containerboard converting plants CGU. This acquisition is expected to create synergies in the CGU.

Assets acquired and liabilities assumed were as follows:

BUSINESS SEGMENT: CONTAINERBOARD
(in millions of Canadian dollars) (unaudited)	Acquired company: Bird Packaging Limited
Fair values of identifiable assets acquired and liabilities assumed:
Accounts receivable	5
Inventories	1
Property, plant and equipment	4
Capital-lease assets	7
Client list	4
Goodwill	8
Total assets	29
Trade and other payables	(3)
Current portion of long-term debt	(1)
Long-term debt	(3)
Capital-lease obligation	(7)
Deferred income tax liabilities	(1)
Net assets acquired	14
Cash paid	14

On a stand-alone basis, the acquisition of Bird since the date of acquisition represents sales amounting to $6 million and net earnings attributable to shareholders is nil. Had the acquisition occurred on January 1, 2012, Bird would have contributed to consolidated sales and net earnings attributable to shareholders of $12 million and $1 million, respectively, for the 6-month period ended June 30, 2012. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2012.

The purchase price is subject to normal working capital adjustments and the purchase price allocation is preliminary. The final allocation of the purchase price could result in significant changes.

48    CASCADES  FINANCIAL REPORT - NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

LONG-TERM DEBT

(in millions of Canadian dollars) (unaudited)	Maturity	June 30, 2012	December 31, 2011
Revolving credit facility, weighted average interest rate of 3,20% as at June 30, 2012, consists of $319 million; US$50 million and €42 million (December 31, 2011—$196 million; US$42 million and €33 million)	2015	423	282
7.25% Unsecured senior notes of US$9 million	2013	9	9
6.75% Unsecured senior notes of US$6 million (US$9 million at December 31, 2011)	2013	6	9
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	504	503
7.875% Unsecured senior notes of US$250 million	2020	251	251
Other debts of subsidiaries		50	61
Other debts without recourse to the Corporation		99	112
		1,540	1,425
Less: Unamortized financing costs		16	18
Total long-term debt		1,524	1,407
Less:
Current portion of 7.25% Unsecured senior notes		9	–
Current portion of 6.75% Unsecured senior notes		6	–
Current portion of debts of subsidiaries		17	12
Current portion of debts without recourse to the Corporation		31	37
		63	49
		1,461	1,358

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

During the second quarter, the Corporation granted a US$15 million ($15 million) bridge loan to Greenpac Holding LLC (Greenpac Project). The loan will mature no later than 2021 and bears interest ranging from 7.5% to 12% depending on the stage of completion of the Project. However, we expect the loan to be repaid over the next 4 years through secured tax credit to be received by Members of the project and operational cashflows. The loan is included in Other Assets on the consolidated balance sheet. The Corporation also granted US$18 million ($18 million) in letters of credit regarding the Greenpac Project during the second quarter.

NOTE 7

CONTINGENCY

The Corporation is currently in discussions with representatives of the Ontario Ministry of the environment (MOE)–Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (“Thunder Bay”) which was sold in 2007 to Thunder Bay Fine Papers Inc. (“Fine Papers”). The MOE has requested that the Corporation together with the former owner Fine Papers and the current owner Superior Fine Papers Inc. (“Superior”) submit a closure plan for the Waste Disposal Site and a decommissioning plan for the closure and long-term monitoring for the Sewage Works (the “Plans”). The Corporation recognizes that where as a result of past events, there may be an outflow of resources embodying future economic benefits in settlement of a possible obligation. However, it is not possible at this time to estimate the Corporation’s obligation since Superior has not submitted the Plans and related costs to allow the Corporation to perform an evaluation nor does the Corporation have access to the site. As well, the Corporation is unable to ascertain the value of the assets remaining on its former site. The Corporation is pursuing all available legal remedies to resolve the situation.

FINANCIAL REPORT - NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  CASCADES    49

This report is also available

on our website at:

www.cascades.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.

HEAD OFFICE

Cascades Inc.

404 Marie-Victorin Blvd.

Kingsey Falls, Québec J0A 1B0 Canada

Telephone: 1-819-363-5100

Fax: 1-819-363-5155

INVESTOR RELATIONS

For more information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

772 Sherbrooke Street West

Montréal, Québec H3A 1G1

Canada

Telephone: 1-514-282-2697

Fax: 1-514-282-2624

www.cascades.com/investors

investisseur@cascades.com

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